SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 11-K



(Mark One)

[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 31, 1994


                                    OR


[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________


                       Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          BFI Employee Stock Ownership and Savings Plan (the
"Plan")



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Browning-Ferris Industries, Inc.,
          a Delaware corporation
          757 N. Eldridge
          Houston, Texas  77079



             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP


Houston, Texas
April 13, 1995

          BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

- -----------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                        1994             1993
                                   -------------     ------------

ASSETS:
  Investments, at fair value -
    Common stock of Browning-Ferris
      Industries, Inc.              $ 87,635,287     $ 71,845,702
    Equity investment funds           75,180,548       67,414,918
    Other investments                    272,123          705,022
                                    ------------     ------------
                                     163,087,958      139,965,642


  Guaranteed investment contracts,
    at contract value                 46,666,648       40,190,661
                                    ------------     ------------
                                     209,754,606      180,156,303
                                    ------------     ------------

  Receivables -
    Employer contribution              1,236,362          736,047
    Employee contributions             3,515,250        2,097,453
    Dividends receivable                 526,355          470,784
                                    ------------     ------------
                                       5,277,967        3,304,284
                                    ------------     ------------
                                     215,032,573      183,460,587
                                    ------------     ------------

LIABILITIES:
  Accrued expenses                       103,247           63,309
                                    ------------     ------------


NET ASSETS AVAILABLE FOR BENEFITS   $214,929,326     $183,397,278
                                    ============     ============








The accompanying notes are an integral part of these financial statements.




           BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

- ------------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                       1994              1993
                                   ------------      ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments       $  2,145,663      $  3,565,903
      Interest income                 2,874,198         2,816,112
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              2,016,375         1,790,376
      Dividends and gain
        distributions on equity
        investments                   3,674,606         5,053,796
                                   ------------      ------------
                                     10,710,842        13,226,187
                                   ------------      ------------

    Contributions -
      Employer                        9,728,505         9,002,933
      Employee                       28,779,643        25,912,537
                                   ------------      ------------
                                     38,508,148        34,915,470
                                   ------------      ------------
        Total additions              49,218,990        48,141,657
                                   ------------      ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants    17,389,177        15,161,985
    Administrative expenses             297,765           369,070
                                   ------------      ------------
      Total deductions               17,686,942        15,531,055
                                   ------------      ------------

      Net increase                   31,532,048        32,610,602

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                 183,397,278       150,786,676
                                   ------------      ------------
  End of year                      $214,929,326      $183,397,278
                                   ============      ============



The accompanying notes are an integral part of these financial statements.



          BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

(1)  Description of the Plan -
- ----------------------------

     Organization and administration -

     Browning-Ferris Industries, Inc. ("the Company") established the BFI Employee Stock Ownership and Savings Plan ("the Plan") effective January 1, 1980. The Plan is a defined contribution plan covering all United States and certain expatriate personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     Management of the Plan is provided by the Benefits Admini-stration Committee ("the Plan Administrator"), which is currently composed of five members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other costs associated with internal administration are paid by the Company and are not charged to the Plan. Effective May 1, 1993, Fidelity Management Trust Company became the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993, replacing Wachovia Bank and Trust Company, N.A., which had previously been the sole trustee of the Plan.

    Amendments -

    Effective September 7, 1993, the Plan was amended to (i) change the manner in which distributions are valued consistent with the new trust agreement with Fidelity Management Trust Company, (ii) comply with the requirements of the Unemployment Compensation Amendments of 1992, and (iii) allow certain beneficiaries to defer receipt of a lump sum benefit under the Plan.

   Effective December 30, 1994, the Plan was amended and restated in its entirety to incorporate amendments dated June 12, 1985 through September 7, 1993, dealing with, among other matters, compliance with the Tax Reform Act of 1986, subsequent legislation and various regulations and rulings issued by government agencies thereon. There were no other amendments to the Plan during the period January 1, 1993 through December 31, 1994.




     Investment programs -

The following details the investment options available to each Plan participant:

     Fund 1     Guaranteed Investment Contract Fund
     Fund 2     Fidelity Balanced Fund
     Fund 3     Fidelity Growth and Income Portfolio
     Fund 4     Fidelity Growth Company Fund
     Fund 5     BFI Common Stock


     Participants may currently invest their contributions in any or all of the five funds in increments of five percent; however, no more than twenty-five percent of a participant's contributions can be invested in Fund 5. Effective January 1, 1992, a participant may contribute up to five percent of his total earnings as a "Basic Contribution". The Company's matching contributions (defined as fifty percent of the Basic Contribution subject to Internal Revenue Service ("IRS") limitations) are invested in Fund 5.

     Participants can change the allocation of their savings cont-ributions in these five funds not more than once monthly, or they can discontinue, increase, or decrease their savings participation rate within the 1 to 15 percent contribution levels permitted by the Plan, by giving at least thirty (30) days written notice, prior to the end of a calendar quarter.

     Participant accounts -

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund.

     Effective May 1, 1993, administrative expenses are allocated
equally to each participant.   Previously, expenses were allocated
by fund in proportion to the participant's balances in each fund.

     Vesting -

     Participants are fully vested in all amounts reflected in their accounts.

     Distribution of benefits -

     Benefits are payable to participants or to a designated bene-ficiary only at the time of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals.



     Distribution of a participant's account balance depends lar-gely on the value of the account and the Fund from which the distribution is paid. If the account balance is $3,500 or less, the distribution is lump-sum cash. If the account balance is $3,500 or greater, the participant has the option to defer receipt in accordance with the Plan or take a lump-sum cash payment. In either case, with certain requirements, the participant may elect to roll all or a portion of such distribution to a qualified retirement plan. In addition, Funds 1 through 4 are distributed in cash only, and effective April 12, 1993, are based on the account balances as of the date the distribution is processed. Previously, distributions were based upon the account balances as of the last day of the month in which employment ceases. For Fund 5, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or in a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash (at the end of the month in which employment ceased prior to April 12, 1993) is used to determine the amount of the distribution. The amount allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan for the Plan years ended December 31, 1994 and 1993 was less than 2% of net assets available for benefits for each of the two years.

     The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each participant shall be paid after payment of all appropriate expenses.

(2)  Summary of significant accounting policies  -
- -----------------------------------------------

     The assets of the Plan are reflected at quoted market value, if available. Investments that have no quoted market price are shown at cost which approximates estimated market value.
Investments in guaranteed investment contracts are reported at contract value.

     The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

(3)  Federal income taxes -
- -------------------------

     The Plan obtained its latest determination letter on October 7, 1988, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust is tax-exempt. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.



(4)  Investments -
- ----------------

     Investments that represent 5% or more of the Plan's net assets are separately identified in the following table.

                      -------------------------------------------------
                          December 31, 1994         December 31, 1993
                      -------------------------------------------------
                      Number of                  Number of
                       Shares     Fair Value/     Shares   Fair Value/
                         or        Contract         or      Contract
                        Units       Value          Units     Value
                      -----------------------   -----------------------

Common Stock of
  Browning-Ferris
  Industries, Inc.    3,088,468  $ 87,635,287   2,790,124  $ 71,845,702
                                 ------------              ------------
Equity Investment
  Funds -
  Fidelity Growth
   and Income
   Portfolio          1,362,280    28,730,491   1,106,544    24,587,411
  Fidelity Balanced
   Fund               1,979,803    24,331,779   1,775,703    23,776,666
  Fidelity Growth
   Company Fund         811,382    22,118,278     655,569    19,050,841
                                 ------------              ------------
                                   75,180,548                67,414,918
                                 ------------               -----------
Other Investments -
  Short Term Invest-
   ment Funds                         272,123                   705,022
                                 ------------              ------------
Guaranteed Investment
  Contracts                        46,666,648                40,190,661
                                 ------------              ------------
       Total                     $209,754,606              $180,156,303
                                 ============              ============


     During 1994 and 1993, the Plan's investments (including investments bought, sold and held during the year) appreciated
(depreciated) in value as follows:

                                        ------------------------------
                                            1994              1993
                                        ------------      ------------
 Common Stock of Browning-Ferris
   Industries, Inc.                     $ 6,997,699       $  (931,484)

 Equity Investment Funds                 (4,852,036)        4,497,387
                                        -----------       -----------
      Net Appreciation                  $ 2,145,663       $ 3,565,903
                                        ===========       ===========


(5)  Allocation to investment programs -
- ----------------------------------------

     The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1994
- ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $       --    $        --
    Equity investment funds                --    24,331,779    28,730,491
    Other investments                 272,123            --            --
                                  -----------   -----------   -----------
                                      272,123    24,331,779    28,730,491
  Guaranteed investment
    contracts, at contract
    value                          46,666,648            --            --
                                  -----------   -----------   -----------
                                   46,938,771    24,331,779    28,730,491
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --           --
    Employee contributions            962,900       571,873       738,358
    Dividends receivable                   --            --            --
                                  -----------   -----------   -----------
                                      962,900       571,873       738,358
                                  -----------   -----------   -----------
                                   47,901,671    24,903,652    29,468,849
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                     74,338        14,455         9,292
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $47,827,333   $24,889,197   $29,459,557
                                  ===========   ===========   ===========







(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1994 (Continued)
- ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund         Stock (A)       Total
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $87,635,287   $ 87,635,287
    Equity investment funds        22,118,278            --     75,180,548
    Other investments                      --            --        272,123
                                  -----------   -----------   ------------
                                   22,118,278    87,635,287    163,087,958
  Guaranteed investment contracts,
    at contract value                      --            --     46,666,648
                                  -----------   -----------   ------------
                                   22,118,278    87,635,287    209,754,606
                                  -----------   -----------   ------------
  Receivables -
    Employer contribution                  --     1,236,362      1,236,362
    Employee contributions            630,943       611,176      3,515,250
    Dividends receivable                   --       526,355        526,355
                                  -----------   -----------   ------------
                                      630,943     2,373,893      5,277,967
                                  -----------   -----------   ------------
                                   22,749,221    90,009,180    215,032,573
                                  -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                      3,097         2,065        103,247
                                  -----------   -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS $22,746,124   $90,007,115   $214,929,326
                                  ===========   ===========   ============
- -----------
(A) The following table separately identifies participant-directed and non participant-directed Net Assets Available for Benefits of Fund 5:
                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ASSETS:
  Common stock of Browning-
    Ferris Industries, Inc.       $31,085,546   $56,549,741   $87,635,287
  Contributions receivable            611,176     1,236,362     1,847,538
  Dividends receivable                186,610       339,745       526,355
                                  -----------   -----------   -----------
                                   31,883,332    58,125,848    90,009,180
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                      2,065            --         2,065
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS (Fund 5)               $31,881,267   $58,125,848   $90,007,115
                                  ===========   ===========   ===========

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1993
- ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    23,776,666    24,587,411
    Other investments                 705,022            --            --
                                  -----------   -----------   -----------
                                      705,022    23,776,666    24,587,411
  Guaranteed investment
    contracts, at contract
    value                          40,190,661            --            --
                                  -----------   -----------   -----------
                                   40,895,683    23,776,666    24,587,411
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            583,646       351,989       436,782
    Dividends receivable                   --            --            --
                                  -----------   -----------   -----------
                                      583,646       351,989       436,782
                                  -----------   -----------   -----------
                                   41,479,329    24,128,655    25,024,193
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                     47,885         8,566         5,054
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $41,431,444   $24,120,089   $25,019,139
                                  ===========   ===========   ===========














(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1993 (Continued)
- ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund          Stock         Total
- ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $71,845,702   $ 71,845,702
    Equity investment funds        19,050,841            --     67,414,918
    Other investments                      --            --        705,022
                                  -----------   -----------   ------------
                                   19,050,841    71,845,702    139,965,642
  Guaranteed investment
    contracts, at contract
    value                                  --            --     40,190,661
                                  -----------   -----------   ------------
                                   19,050,841    71,845,702    180,156,303
                                  -----------   -----------   ------------
  Receivables -
    Employer contribution                  --       736,047        736,047
    Employee contributions            360,944       364,092      2,097,453
    Dividends receivable                   --       470,784        470,784
                                  -----------   -----------   ------------
                                      360,944     1,570,923      3,304,284
                                  -----------   -----------   ------------
                                   19,411,785    73,416,625    183,460,587
                                  -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                      1,804            --         63,309
                                  -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $19,409,981   $73,416,625   $183,397,278
                                  ===========   ===========   ============


- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1994
- ----------------------------------------------------------------------------
                                        Fund 1                    Fund 3
                                      Guaranteed     Fund 2       Fidelity
                                      Investment    Fidelity     Growth and
                                       Contract     Balanced       Income
                                         Fund         Fund       Portfolio
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $        --  $(2,066,662)  $(1,456,527)
      Interest income                2,874,198           --            --
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --           --            --
      Dividends & gain distributions
        on equity investments               --       759,392    2,045,885
                                   -----------   -----------  -----------
                                     2,874,198    (1,307,270)     589,358
                                   -----------   -----------  -----------
    Contributions -
      Employer                              --            --           --
      Employee                       8,429,379     4,717,517    5,672,027
                                   -----------   -----------  -----------
                                     8,429,379     4,717,517    5,672,027
                                   -----------   -----------  -----------
        Total additions             11,303,577     3,410,247    6,261,385
                                   -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   4,766,348     2,248,528    1,985,071
    Administrative expenses            218,537        41,588       25,761
                                   -----------   -----------  -----------
        Total deductions             4,984,885     2,290,116    2,010,832
                                   -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS                 77,197      (351,023)     189,865
                                   -----------   -----------  -----------
    Net increase                     6,395,889       769,108    4,440,418

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               41,431,444    24,120,089   25,019,139
                                   -----------   -----------  -----------
    End of year                    $47,827,333   $24,889,197  $29,459,557
                                   ===========   ===========  ===========


(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------

                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                    YEAR ENDED DECEMBER 31, 1994 (Continued)

- ----------------------------------------------------------------------------
                                        Fund 4
                                       Fidelity      Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund       Stock (A)      Total
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $(1,328,847)  $ 6,997,699   $  2,145,663
      Interest income                       --            --      2,874,198
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     2,016,375      2,016,375
      Dividends & gain distributions
        on equity investments          869,329            --      3,674,606
                                   -----------   -----------   ------------
                                      (459,518)    9,014,074     10,710,842
                                   -----------   -----------   ------------
    Contributions -
      Employer                              --     9,728,505      9,728,505
      Employee                       4,996,447     4,964,273     28,779,643
                                   -----------   -----------   ------------
                                     4,996,447    14,692,778     38,508,148
                                   -----------   -----------   ------------
        Total additions              4,536,929    23,706,852     49,218,990
                                   -----------   -----------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   1,539,629     6,849,601     17,389,177
    Administrative expenses              9,052         2,827        297,765
                                   -----------   -----------   ------------
        Total deductions             1,548,681     6,852,428     17,686,942
                                   -----------   -----------   ------------
TRANSFERS BETWEEN FUNDS                347,895      (263,934)            --
                                   -----------   -----------   ------------
    Net increase                     3,336,143    16,590,490     31,532,048

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               19,409,981    73,416,625    183,397,278
                                   -----------   -----------   ------------
    End of year                    $22,746,124   $90,007,115   $214,929,326
                                   ===========   ===========   ============
(A) On following page


- ----------------------------------------------------------------------------

                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                    YEAR ENDED DECEMBER 31, 1994 (Continued)

- ----------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Changes in Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments      $ 2,582,557   $ 4,415,142   $ 6,997,699
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              720,305     1,296,070     2,016,375
                                  -----------   -----------   -----------
                                    3,302,862     5,711,212     9,014,074
                                  -----------   -----------   -----------
    Contributions                   4,964,273     9,728,505    14,692,778
                                  -----------   -----------   -----------
      Total additions               8,267,135    15,439,717    23,706,852
                                  -----------   -----------   -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants   2,837,766     4,011,835     6,849,601
    Administrative expenses             2,207           620         2,827
                                  -----------   -----------   -----------
      Total deductions              2,839,973     4,012,455     6,852,428
                                  -----------   -----------   -----------

TRANSFERS BETWEEN FUNDS              (263,934)           --      (263,934)
                                  -----------   -----------   -----------
    Net increase                    5,163,228    11,427,262    16,590,490

NET ASSETS AVAILABLE FOR
  BENEFITS:

    Beginning of year              26,718,039    46,698,586    73,416,625
                                  -----------   -----------   -----------
    End of year                   $31,881,267   $58,125,848   $90,007,115
                                  ===========   ===========   ===========


- ---------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1993
- ----------------------------------------------------------------------------
                                        Fund 1                    Fund 3
                                      Guaranteed     Fund 2       Fidelity
                                      Investment    Fidelity     Growth and
                                       Contract     Balanced       Income
                                         Fund         Fund       Portfolio
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments         $        --   $ 1,549,898  $ 2,319,402
      Interest income                  2,810,217           250        2,143
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                      --            --           --
      Dividends & gain distributions
        on equity investments                 --     2,001,865    1,294,174
                                     -----------   -----------  -----------
                                       2,810,217     3,552,013    3,615,719
                                     -----------   -----------  -----------
    Contributions -
      Employer                                --            --           --
      Employee                         8,358,926     4,344,989    4,771,137
                                     -----------   -----------  -----------
                                       8,358,926     4,344,989    4,771,137
                                     -----------   -----------  -----------
        Total additions               11,169,143     7,897,002    8,386,856
                                     -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                     4,633,004     2,164,718    1,635,058
    Administrative expenses              224,107        47,316       32,607
                                     -----------   -----------  -----------
        Total deductions               4,857,111     2,212,034    1,667,665
                                     -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS               (1,508,689)     (133,386)     908,954
                                     -----------   -----------  -----------
    Net increase                       4,803,343     5,551,582    7,628,145

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                 36,628,101    18,568,507   17,390,994
                                     -----------   -----------  -----------
    End of year                      $41,431,444   $24,120,089  $25,019,139
                                     ===========   ===========  ===========


(Remaining Funds and Total on following page.)

- ----------------------------------------------------------------------------

                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                    YEAR ENDED DECEMBER 31, 1993 (Continued)

- ----------------------------------------------------------------------------
                                        Fund 4
                                       Fidelity      Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund        Stock         Total
- ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $   628,087   $  (931,484)  $  3,565,903
      Interest income                    2,150         1,352      2,816,112
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     1,790,376      1,790,376
      Dividends & gain distributions
        on equity investments        1,757,757            --      5,053,796
                                   -----------   -----------   ------------
                                     2,387,994       860,244     13,226,187
                                   -----------   -----------   ------------
    Contributions -
      Employer                              --     9,002,933      9,002,933
      Employee                       3,926,994     4,510,491     25,912,537
                                   -----------   -----------   ------------
                                     3,926,994    13,513,424     34,915,470
                                   -----------   -----------   ------------
        Total additions              6,314,988    14,373,668     48,141,657
                                   -----------   -----------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   1,310,996     5,418,209     15,161,985
    Administrative expenses             16,672        48,368        369,070
                                   -----------   -----------   ------------
        Total deductions             1,327,668     5,466,577     15,531,055
                                   -----------   -----------   ------------
TRANSFERS BETWEEN FUNDS              1,154,674      (421,553)            --
                                   -----------   -----------   ------------
    Net increase                     6,141,994     8,485,538     32,610,602

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               13,267,987    64,931,087    150,786,676
                                   -----------   -----------   ------------
    End of year                    $19,409,981   $73,416,625   $183,397,278
                                   ===========   ===========   ============


                                                                  SCHEDULE I
                                                                  ----------
                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994
- --------------------------------------------------------------------------
                                    Number of
                                    Shares or                    Current
                                      Units         Cost          Value
- --------------------------------------------------------------------------
Common Stock of Browning-Ferris
  Industries, Inc. *                3,088,468  $ 72,424,255   $ 87,635,287
                                               ------------   ------------
Equity Investment Funds:
  Fidelity Balanced Fund *          1,979,803    25,125,903     24,331,779
  Fidelity Growth and Income
    Portfolio *                     1,362,280    28,507,337     28,730,491
  Fidelity Growth Company Fund *      811,382    22,721,534     22,118,278
                                               ------------   ------------
    Total Equity Investment Funds                76,354,774     75,180,548
                                               ------------   ------------
Guaranteed Investment Contracts:
  Protective Life GIC,
    01/31/98, 7.58%                               1,966,394      1,966,394
  CNA Insurance Company GIC,
    01/31/98, 7.59%                               3,035,690      3,035,690
  Metropolitan Life Insurance GIC,
    04/30/96, 8.10%                               3,327,529      3,327,529
  Aetna Life Insurance GIC,
    10/31/95, 8.26%                               6,200,180      6,200,180
  Life of Virginia GIC,
    04/30/95, 7.02%                               5,814,011      5,814,011
  Pacific Mutual Life Insurance GIC,
    10/31/96, 6.32%                               3,469,574      3,469,574
  Lincoln National Life Insurance GIC,
    04/30/97, 6.55%                               3,440,707      3,440,707
  Peoples Security Life GIC,
    04/30/96, 4.60%                               4,214,525      4,214,525
  Provident Life GIC,
    04/30/96, 4.59%                               4,119,917      4,119,917
  Sun Life of Canada GIC,
    01/31/98, 5.72%                               3,232,879      3,232,879
  John Hancock Mutual GIC,
    07/30/98, 7.68%                               4,555,069      4,555,069
  Combined Insurance GIC,
    07/30/98, 7.76%                               3,290,173      3,290,173
                                               ------------   ------------
    Total Guaranteed Investment
      Contracts                                  46,666,648     46,666,648
                                               ------------   ------------
Other Investments -
  Fidelity Short Term
    Investment Fund *                               272,123        272,123
                                               ------------   ------------
    Total Assets Held for
      Investment Purposes                      $195,717,800   $209,754,606
                                               ============   ============
     *  Party in Interest

                                                                SCHEDULE II
                                                                -----------

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

     The following table presents individual transactions and series of transactions which were greater than 5% of the Plan's net assets as of January 1, 1994:

Year Ended December 31, 1994
- ----------------------------
                        Purchase      Selling       Cost of
Description              Price        Price *        Asset       Net Gain
- -----------           -----------   -----------   -----------   -----------

Common Stock of
  Browning-Ferris
  Industries, Inc.    $16,137,173   $ 7,345,975   $ 5,793,792   $1,552,183

Fidelity Growth and
  Income Portolio       8,314,930     2,715,322     2,582,301      133,021

Fidelity Short Term
  Investment Fund      23,795,837    24,260,674    24,260,674          --






     *  Expenses incurred are netted against selling price.





                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 13, 1995 included in this Annual Report on Form 11-K, into the Browning-Ferris Industries, Inc. previously filed Form S-8 Registration Statement File No. 33-56583.





ARTHUR ANDERSEN LLP


Houston, Texas
April 13, 1995




                              SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BFI EMPLOYEE STOCK OWNERSHIP
                                          AND SAVINGS PLAN

                                         /s/ Gerald K. Burger
April 17, 1995                         _________________________
                                          Gerald K. Burger

                                        /s/ Jeffrey E. Curtiss
                                       _________________________
                                         Jeffrey E. Curtiss

                                        /s/ J. Gregory Muldoon
                                       _________________________
                                         J. Gregory Muldoon

                                        /s/ Susan J. Piller
                                       _________________________
                                           Susan J. Piller

                                        /s/ Bruce E. Ranck
                                       _________________________
                                           Bruce E. Ranck



                        The Members of the Benefits Administration Committee